SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 10/12

Copel’s electricity sales to final customers grew by 5.5% in 1H12

     The following analysis refers to Copel’s power market performance consolidated between January and June 2012 compared to the same period of 2011.

Copel’s electricity sales to final customers, composed by sales from Copel Distribuição captive market and Copel Geração e Transmissão free market increased 5.5% between January and June of 2012. The captive market consumed 11,671 GWh, growing by 4.0%, while Copel’s GeT free market has grown 44.3%, reaching 648 GWh in the same period.

Captive Market – Copel Distribuição

     The industrial segment consumed 3,750 GWh, growing by 2.1% year to date. This result reflected (i) the higher industrial production in the State of Paraná, especially in the edition and printing, oil refining and production of ethanol, wood and food sectors, and (ii) the higher number of customers. At the end of June, this segment represented 32.1% of Copel’s captive market consumption, with the company supplying power to 83,186 captive industrial customers.

     The residential segment consumed 3,247 GWh, a growth of 4.6%, led by the higher credit and income growth. At the end of June 2012, this segment represented 27.8% of Copel’s captive market consumption, with the company supplying power to 3,135,696 residential customers.

     The commercial segment consumed 2,532 GWh, a growth of 4.3%, due to increasing sales from retailers in the concession area. At the end of the period, this segment represented 21.7% of Copel’s captive market consumption, with the company supplying power to 323,493 captive commercial customers.

     The rural segment consumed 1,049 GWh, growing by 8.7%, mainly due to the higher agricultural output in the State of Paraná. This segment represented 9.0% of Copel’s captive market consumption at the end of the period, with the company supplying power to 376,473 rural customers.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 1,093 GWh, up 3.8% in the period. These segments represented 9.4% of Copel’s captive market consumption, totaling 52,585 customers at the end of the period.

The following table shows the captive market for each consumption segment:

	Number of Customers			Energy Sold (GWh)
	Jun/12	Jun/11%		1H12	1H11%
Industrial	83,186	73,629	13.0	3,750	3,674	2.1
Residential	3,135,696	3,008,656	4.2	3,247	3,103	4.6
Commercial	323,493	320,777	0.8	2,532	2,429	4.3
Rural	376,473	359,548	4.7	1,049	965	8.7
Other	52,585	50,390	4.4	1,093	1,052	3.8
Captive Market	3,971,433	3,813,000	4.2	11,671	11,223	4.0

Grid Market (TUSD) - Copel Distribuição

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 2.2%.

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun/12	Jun/11%		1H12	1H11%
Captive Market	3,971,433	3,813,000	4.2	11,671	11,223	4.0
Concessionaries and Licensees	4	4	-	313	298	5.0
Free Customers *	54	30	80.0	1,420	1,591	(10.8)
Grid Market	3,971,491	3,813,034	4.2	13,404	13,112	2.2
* All free customers served by Copel GeT and other suppliers at the Copel DIS concession area. At the end of 2011, two major free customers migrated to the basic transmission network.

Copel’s Consolidated Market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun/12	Jun/11%		1H12	1H11%
Copel DIS
Captive Market	3,971,433	3,813,000	4.2	11,671	11,223	4.0
Concessionaries and Licensees	4	4	-	313	298	5.0
CCEE (MCP)	-	-	-	17	169	(89.9)
Total Copel DIS	3,971,437	3,813,004	4.2	12,001	11,690	2.7
Copel GeT
CCEAR (Copel DIS)	1	1	-	662	657	0.8
CCEAR (other concessionaries)	37	36	2.8	6,799	6,972	(2.5)
Free Customers	14	8	75.0	648	449	44.3
Bilateral Agreements *	3	2	50.0	548	529	3.5
CCEE (MCP)	-	-	-	45	25	75.8
Total Copel GeT	55	47	17.0	8,702	8,632	0.8

Total Copel Consolidated	3,971,492	3,813,051	4.2	20,703	20,322	1.9
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Power Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market
*Includes Short Term Sales Agreements

     Curitiba, August 1st, 2012.

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 01, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.